VIA EDGAR

April 23, 2018

Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Graco Inc.
Form 10-K for the Fiscal Year Ended December 29, 2017
Filed February 20, 2018
Amendment No. 1 to From 10-K for the Fiscal Year Ended December 29, 2017
Filed March 2, 2018
File No. 001-09249

Dear Mr. Cascio:

This letter contains the response of Graco Inc. (the “Company”) to the Staff’s comment letter dated April 12, 2018. The Staff’s comment has been reproduced below in italics and the Company’s response is detailed under the comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 29, 2017

1.	Please file an amendment to your Form 10-K that includes the entire filing. Refer to Compliance & Disclosure Interpretation No. 246.14 on Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and confirm that the Company has filed a Form 10-K/A for the fiscal year ended December 29, 2017, which includes the entire filing.

Please do not hesitate to contact me at (612) 623-6205 if you have any further comments or questions.

Sincerely,

GRACO INC.

/s/Christian E. Rothe

Christian E. Rothe
Chief Financial Officer and Treasurer

cc:    Jeanne Bennett, SEC Staff Accountant
Kristin Lochhead, SEC Senior Accountant